UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CORVUS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

221015100
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221015100

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,943,654(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,943,654(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,943,654(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Excludes pre-funded warrants to purchase 1,444,085 shares of the common stock, par value $0.0001 per share (“Shares”), of Corvus Pharmaceuticals, Inc. (the “Issuer”) and common warrants to purchase 1,397,684 Shares that are not exercisable due to a 9.99% beneficial ownership limitation.
(2)	This percentage is calculated based upon 62,551,281 Shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024.

2

CUSIP No. 221015100

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,943,654(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,943,654(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,943,654(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Excludes pre-funded warrants to purchase 1,444,085 shares of the common stock, par value $0.0001 per share (“Shares”), of Corvus Pharmaceuticals, Inc. (the “Issuer”) and common warrants to purchase 1,397,684 Shares that are not exercisable due to a 9.99% beneficial ownership limitation.
(2)	This percentage is calculated based upon 62,551,281 Shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024.

3

Item 1.	Security and Issuer

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP V LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016 with Samuel D. Islay as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on January 26, 2018, Amendment No. 2 thereto filed with the SEC on March 14, 2018, Amendment No. 3 thereto filed with the SEC on July 2, 2019, Amendment No. 4 thereto filed with the SEC on April 17, 2020, Amendment No. 5 thereto filed with the SEC on February 17, 2021, Amendment No. 6 thereto filed with the SEC on August 4, 2021, Amendment No. 7 thereto filed with the SEC on September 22, 2021, and Amendment No. 8 thereto filed with the SEC on November 3, 2021. The Statement relates to the common stock, par value $0.0001 per share, of Corvus Pharmaceuticals, Inc. (the “Shares”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 863 Mitten Road, Suite 102, Burlingame, California 94010. The Shares are listed on the NASDAQ Global Market under the ticker symbol “CRVS.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 9 is being filed to report that (i) the beneficial ownership of the outstanding Shares held by the Reporting Persons (as defined below) increased by more than 1% as a result of an increase in the number of Shares outstanding and (ii) the Issuer filed a Rule 424(b)(5) Prospectus on May 3, 2024 in connection with its offer of pre-funded warrants and common warrants. As described in Item 6, below, the Reporting Persons received pre-funded warrants to purchase 1,444,085 Shares and common warrants to purchase 1,397,684 Shares in connection with this offer.

Item 2.	Identity and Background

(a)       This Amendment No. 9 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”) and OrbiMed Capital GP V LLC (“GP V”) (collectively, the “Reporting Persons”).

(b) – (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors and GP V are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)       name;

(ii)       business address;

(iii)      present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The following disclosure is based upon 62,551,281 outstanding Shares of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024.

As of the date of this filing, OrbiMed Private Investments V, LP (“OPI V”), a limited partnership organized under the laws of Delaware, holds 6,943,654 Shares constituting approximately 11.1% of the issued and outstanding Shares, and pre-funded warrants to purchase 1,444,085 Shares and common warrants to purchase 1,397,684 Shares. The pre-funded warrants and common warrants are not exercisable due to a 9.99% beneficial ownership limitation. The pre-funded warrants and common warrants are further described in Item 6 below. GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement OPI V. As a result, OrbiMed Advisors and GP V share power to direct the vote and disposition of the Shares held by OPI V and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI V. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V.

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
5

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. OrbiMed Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, OrbiMed Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V. The number of outstanding Shares attributable to OPI V is 6,943,654 Shares. OrbiMed Advisors and GP V may each be considered to hold indirectly 6,943,654 Shares.

Peter Thompson (“Thompson”), a member of OrbiMed Advisors, has been a member of the Board of Directors of the Issuer since November 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Thompson is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V.

On May 6, 2024, the Issuer granted to the Reporting Persons pre-funded warrants to purchase 1,444,085 Shares and common warrants to purchase 1,397,684 Shares. The warrants may be exercised at any time and from time to time on or after May 6, 2024, until it has been exercised in full. The warrants contain an exercise limitation prohibiting the holder from exercising the warrants until such time as the holder, its affiliates and any other person whose beneficial ownership of Shares would be aggregated with the holder’s, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Shares (the “Blocker”). Due to the Blocker, the warrants beneficially owned by the Reporting Persons are not presently exercisable.

Item 7.	Materials to Be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC
2.	Pre-Funded Warrant to Purchase Shares of Common Stock
3.	Warrant to Purchase Shares of Common Stock or Pre-Funded Warrants

6

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024

ORBIMED ADVISORS LLC
	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP V LLC
	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

7

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

8

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

9

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC
2.	Pre-Funded Warrant to Purchase Shares of Common Stock
3.	Warrant to Purchase Shares of Common Stock or Pre-Funded Warrants

10